

December 10, 2020

David Holeman
Chief Financial Officer
Whitestone REIT
2600 South Gessner, Suite 500
Houston, Texas 77063

>   **Re: Whitestone REIT**
>   **Form 10-K for the Fiscal Year Ended December 31, 2019**
>   **Form 8-K filed on October 26, 2020**
>   **File Nos. 001-34855**

Dear Mr. Holeman:

   We have limited our review of your filings to the financial statements and related disclosures and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

   Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

   After reviewing your response to this comment, we may have additional comments.

Form 8-K filed on October 26, 2020

General

1.   It appears that you have made adjustments in calculating a non-GAAP measure identified as EBITDA beyond those which are typical (e.g., management fee, net of related expenses, loss on sale or disposal of assets, gain on sale from discontinued operations, net and EBITDA adjustments for real estate partnership). Please revise to present EBITDA or rename the non-GAAP measure you have presented. For additional guidance, refer to question 103.01 of the Compliance and Disclosure Interpretations regarding Non-GAAP Financial Measures.

   In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

   You may contact Ameen Hamady at 202-551-3891 or Shannon Menjivar at 202-551-

David Holeman
Whitestone REIT
December 10, 2020
Page 2

3856 with any questions.

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction